Exhibit 21.1
SUBSIDIARIES

BrightSphere Investment Group Inc., a company incorporated and registered in Delaware had the domestic and international subsidiaries shown below as of December 31, 2022.

Subsidiary	Jurisdiction
BrightSphere Investment Group Inc.	Delaware
BrightSphere Inc.	Delaware
Acadian Asset Management LLC	Delaware
SCO Investment Holdings Ltd.	United Kingdom